Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the use of the report of Caturano and Company, Inc. dated September 17, 2010, relating to the financial statements of AVANYX Therapeutics, Inc. as December 31, 2009 and for the period from inception (August 24, 2009) to December 31, 2009 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the substantial doubt about the Company’s ability to continue as a going concern and the restatement of the Company’s balance sheet as of December 31, 2009 and the related consolidated statement of operations, stockholders deficit and cash flow for the period from inception (August 24, 2009) to December 31, 2009) included in, and to all references to our Firm included in or made a part of, this Registration Statement on Amendment No. 2 to Form S-1.

CATURANO AND COMPANY, INC.

Boston, Massachusetts
September 17, 2010